UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒  SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐  SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2022

Gin & Luck Inc.

(Exact name of issuer as specified in its charter)

Delaware	83-0906953
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3756 W. Avenue 40, Suite K #278 Los Angeles, CA	90065
(Address of principal executive offices)	(Zip Code)

(213) 613-0464
Registrant’s telephone number, including area code

Series B Preferred Stock
(Title of each class of securities issued pursuant to Regulation A)

Commission File No. 024-11463

In this Semi-Annual Report, the term “Gin & Luck,” “we,” “us,” “our,” or “the company” refers to Gin & Luck Inc. and its subsidiaries on a consolidated basis.

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ITEM 1.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of Gin & Luck, Inc. and should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our annual report filed on Form 1-K for the fiscal year ended December 31, 2022. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2022 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make restated interim results of operations not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2022.

Overview

Gin & Luck, LLC was formed as a Delaware limited liability company (LLC) on June 9, 2017. It is headquartered in Los Angeles, California, and as of December 31, 2020, operates four bar and restaurant locations through its wholly-owned subsidiaries:  Death & Co. Denver, LLC, Death & Co. East Village, LLC, Death & Co. Los Angeles, LLC, and Gin & Luck Maine LLC. Death & Co East Village LLC opened on December 31, 2007 in New York. Death & Co Denver opened on May 5, 2018, and Death & Co Los Angeles opened on December 21, 2019, Gin & Luck Maine LLC opened on July 3, 2022. Its additional wholly-owned subsidiaries include Death & Co. Proprietors, LLC, which licenses “Death & Co.” branding and intellectual property, and Proprietors, LLC, which provides consulting, marketing and management services to its affiliates as well as to bars, restaurants and hotels worldwide; and G&L Hotel Holdings, LLC, which was formed to make investments in hotel properties.

On November 9, 2018, in order to align common ownership interests and company management under one parent company, the various members of Death & Co. Denver, LLC, Death & Co. East Village, LLC, Death & Co. LA, LLC, Death & Co. Proprietors, LLC, and Proprietors, LLC contributed their ownership in those entities in exchange for ownership interests in Gin & Luck, LLC. Gin & Luck, LLC issued 9,999,999 ownership units in the combination. No other consideration was exchanged. As common control acquisitions, the assets and liabilities of the acquired entities were acquired at historical cost, and the financial statements are presented as if the acquisitions had occurred at the beginning of the first period presented.

On October 8, 2020, Gin & Luck LLC converted to a Delaware corporation and exchanged its members equity units to shares of stock in the corporation.

The company receives revenues from the following:

•	bar and restaurant sales from the Death & Co locations,
•	consulting and management fees from Proprietors,
•	and merchandise sales from the Death & Co online retail marketplace.

2

The company’s revenues consist of sales at its bars, consulting and management fees, and merchandise sales. Revenues are presented net of complimentary discounts and sales taxes. Sales tax collected is included in other accrued expenses until the taxes are remitted to the appropriate taxing authorities. Revenues from bar and restaurant sales are recognized when payment is tendered at the point of sale. Consulting and management fee revenue is recognized as services are rendered or upon achievement of performance milestones as specified within the agreement. Revenues from the online retail market is recorded when the merchandise is shipped to a customer.

Results of Operations

Six-month period ended June 30, 2022 Compared to the six-month period ended June 30, 2021

The following table presents, for the periods indicated, information from our consolidated statements of income expressed as percentages of change from the six-month period ended June 30, 2021 (“Interim 2021”) to the six-month period ended June 30, 2022 (“Interim 2022”).

	2022		2021
Revenues
Bar and restaurant sales	$4,586,754	90.1%	$2,058,915	84.6%
Consulting and management fees	132,011	2.6	139,600	5.7
Merchandise sales	225,191	4.4	149,817	6.1
Other revenue	150,358	3.0	87,974	3.6

Total Revenues	5,094,314	100.1	2,436,305	100.0

Cost of Goods Sold	1,223,657	24.0	569,289	23.4

Gross Profit	3,870,657	76.0	1,867,016	76.6

Revenues

Revenues represent three segments, the sale of food and beverages at our Death & Co locations, consulting and management fees from Proprietors, and merchandise sales from the Death & Co retail marketplace.

During Interim 2022 the Company increased its revenues to $5,094,314 from $2,436,305 for Interim 2021. Bar and restaurant sales were greatly affected by the COVID-19 pandemic. In Interim 2021, our three bar and restaurant locations had only partially re-opened outdoors and offered to-go food and beverage service. It was not until the end of May 2021 that all three locations were fully opened and operational for indoor service.

Consulting and management fees stayed consistent as the Company continued its focus away from consulting work to better focus on our owned work.

Merchandise sales increased to $225,191 Interim 2022 compared to $149,817 in Interim 2021. This was due to the expansion of our product lines, website optimization, and better marketing.

Cost of goods consists of all of the raw materials that go into creating our products. During this period costs of goods increased to $1,223,657 in Interim 2022 from $569,289 in 2021 due to a steady return of business, but also due to continued pressures from tight supply lines and price inflation from both raw products as well as fabricated items.

Accordingly gross margins remained relatively consistent at 76% in Interim 2022 versus 77% in Interim 2021.

3

Operating Expenses

	2022		2021
Operating Expenses
Salaries, wages and benefits	2,715,286	53.3%	1,457,738	59.8
Occupancy expenses	486,345	9.5	242,630	10.0
Operating expenses	1,173,631	23.0	740,561	30.4
Expense reimbursements		–	(62,772)	(2.6)

Total Operating Expenses	4,375,262	85.9	2,378,157	97.6

Loss from Operations	(504,605)	(9.9)	(511,141)	(21.0)

Operating expenses consist of salaries and benefits, occupancy expenses, supplies and materials, research and development costs, professional fees, general and administrative, and pre-opening expenses. Operating Expenses from Interim 2021 to Interim 2022 increased by 84% due to the end of government mandated shutdown of operations due to the COVID-19 pandemic from and the fact that since May 2021, all of our locations have been operational for indoor and outdoor service. The primary drivers of the increase were:

•	A 86%, or $1,257,548, increase in salaries, wages and benefits due to the return to normal business operations and increase Post-COVID demand.
•	A 100%, or $243,715, increase in occupancy expenses due to the return to normal business operations and increase Post-COVID demand.
•	A 58%, or $433,070, increase in operating expenses as the doors were able to reopen in full, fully staffed and full operational expenses returned.

Other Income and Expenses

	2022		2021
Other Income (Expenses)
Loan forgiveness income	1,243,982	24.4	–	–
Interest expense		–	–	–
Loss from investments in joint ventures	(23,611)	(0.5)	–	–
Other income (expense)	(9,615)	(0.2)	–	–

Total Other Income (Expenses)	1,210,756	23.7	–	(0.1)

The Company had Other Income in Interim 2022 of $1,210,756 compared to $0 in Interim 2021. Other Income was almost entirely comprised $1,243,982 in loan forgiveness income related to loans granted Paycheck Protection Program (PPP) loans.

Accordingly, the Company had net income of $706,151 in Interim 2022 compared to a net loss of $511,141 in Interim 2021.

Liquidity and Capital Resources

Our corporate financial objectives are to maintain a sufficiently strong balance sheet to support our operating initiatives and unit growth while maintaining financial flexibility to provide the financial resources necessary to protect and enhance the competitiveness of our bars and restaurants and to provide a prudent level of financial capacity to manage the risks and uncertainties of conducting our business operations under various economic and industry cycles. Our ongoing capital requirements are principally related to our bar and restaurant expansion plans, ongoing maintenance of our facilities, and investment in our corporate infrastructures. We obtained capital from our ongoing operations, business loan, and capital contributions from stockholders.

As of June 30, 2022, the Company’s cash on hand was $2,557,432 compared with $1,910,920 as at December 31, 2021. The increase is primarily due to due to the raise and the recovery of our operations.

4

Indebtedness

In March and May 2021, the Company was granted Paycheck Protection Program (PPP) loans from J.P. Morgan Chase in the aggregate amount of $1,378,433, pursuant to the Consolidated Appropriations Act of 2021, which was enacted on December 27, 2020. The loans bear interest at a rate of 0.98% per annum, payable monthly commencing on April 1, 2022. The loans may be repaid at any time prior to maturity with no prepayment penalties. Under the terms of the PPP, part or all of the loans may be forgiven if the proceeds were used for qualifying expenses as described in the CARES Act, which include payroll costs, costs to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. Qualifying expenses paid with loan proceeds as of December 31, 2021 totaled $1,290,019. Loan proceeds not used for qualified expenses totaled $88,414.

In May 2020, the Company was granted PPP loans from J.P. Morgan Chase in the aggregate amount of $1,289,370, pursuant to the Paycheck Protection Program of the Coronavirus Aid, Relief, and Economic Security (CARES) Act, which was enacted on March 27, 2020. The loans bear interest at a rate of 0.98% per annum, payable monthly commencing on August 1, 2021. The loans may be repaid at any time prior to maturity with no prepayment penalties. Under the terms of the PPP, part or all of the loans may be forgiven if the proceeds were used for qualifying expenses as described in the CARES Act, which include payroll costs, costs to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. Qualifying expenses paid with loan proceeds as of December 31, 2021 and 2020 totaled $1,047,435 and $354,708, respectively. Loan proceeds not used for qualified expenses totaled $241,935. Currently, the Company does not have any outstanding PPP applications.

During August and September 2020, the Company was granted loans from the U.S. Small Business Administration in the aggregate amount of $317,500 pursuant to the Economic Injury Disaster Loans (“EIDL”) Program of the CARES Act. On August 13, 2020, Proprietors LLC was granted an EIDL loan from the SBA in the amount of $150,000. The loan matures on August 13, 2050 and bears interest at a rate of 3.75% per annum, payable monthly commencing on August 14, 2021. On August 14, 2020, Death & Co East Village LLC was granted an EIDL loan from the SBA in the amount of $150,000. The loan matures on August 14, 2050 and bears interest at a rate of 3.75% per annum, payable monthly commencing on August 14, 2021. On August 27, 2020, Death & Co LA LLC was granted an EIDL loan from the SBA in the amount of $17,500. The loan matures on August 27, 2050 and bears interest at a rate of 3.75% per annum, payable monthly commencing on August 27, 2021. Gin & Luck received a $6,000 advance on the EIDL from the SBA on April 13, 2020. The advance received is 100% forgivable if the remaining portion of the Gin & Luck loan is not awarded, as of December 31, 2020 the application remained in process for approximately $213,000. No portion of the EIDL is forgivable. The Company does not have any additional outstanding EIDL applications at present.

In addition, the Company applied for a grant from the Small Business Administration's Restaurant Revitalization Fund in the aggregate amount of $2,585,964.

On February 28, 2020, the Company was granted a loan from a stockholder in the amount of $100,000 at an interest rate of 4% per annum, payable in full on May 31, 2020. Due to the COVID-19 pandemic, the loan was amended on July 23, 2020 to mature on May 31, 2021 with an option for an additional extension to mature on May 31, 2022. The first extension carries an interest rate of 4% per annum for the period between February 28, 2020 to May 31, 2020 and 6% per annum for the period from June 1, 2020 to May 31, 2021. The optional extension carries an interest rate of 11% per annum for the period from June 1, 2021 to May 31, 2022. The optional extension was exercised in June 2021.

Trend Information

Since the end of these financial statements the company has continued to expand, including opening the Maine location which began receiving revenues in July 2022.

ITEM 2.	OTHER INFORMATION

None.

5

ITEM 3.	financial STATEMENTS

 GIN & LUCK, INC. AND SUBSIDIARIES

 CONSOLIDATED BALANCE SHEETS

JUNE 30, 2022 (UNAUDITED) AND DECEMBER 31, 2021

	2022	2021

Assets

Current Assets
Cash	$2,557,432	$1,910,920
Restricted cash		2,362
Accounts receivable, net	246,387	272,657
Inventories, net	377,054	264,378
Prepaid expenses	242,843	71,716

Total Current Assets	3,423,716	2,522,033

Property and Equipment, net	1,756,902	1,708,704

Other Assets
Liquor licenses, net	143,732	141,277
Deposits	241,469	77,170
Investments in limited liability companies	121,051	121,051

Total Other Assets	506,252	339,498

Total Assets	$5,686,870	$4,570,235

Liabilities and Stockholders' Equity

Current Liabilities
Accounts payable	$734,206	$889,966
Accrued expenses	305,231	322,180
Sales taxes payable	265,601	238,500
Gift certificate and customer deposit liabilities	–	–
Current portion of long-term debt	57,877	57,877
Deferred revenue	60,698	37,750
Deferred rent	271,909	271,909

Total Current Liabilities	1,695,522	1,818,182

Long-Term Liabilities
Loan payable, stockholder	–	100,000
Long-term debt, net of current portion	1,923,517	1,864,539

Total Long-Term Liabilities	1,923,517	1,964,539

Total Liabilities	3,619,039	3,782,721

Commitments and Contingencies (Notes 8 and 10)

Stockholders' Equity
Preferred stock, $.0001 par value:
Series A preferred stock:3,061,653 shares authorized, issued and
outstanding	306	306
Series B preferred stock: 6,598,484 shares authorized; 2,752,789
and no shares issued and outstanding, respectively	670	275
Common stock, $.0001 par value:
Class A common stock:9,999,999 shares authorized, issued and
outstanding	1,000	1,000
Class B common stock:3,025,000 shares authorized, issued and
outstanding	303	303
Class C common stock:1,068,220 shares authorized, issued and
outstanding	107	107
Additional paid-in capital - common stock	9,568,800	6,135,196
Accumulated deficit	(3,578,801)	(5,349,673)

Total Stockholders' Equity	5,992,385	787,514

Total Liabilities and Stockholders' Equity	$9,611,424	$4,570,235

The accompanying notes are an integral part of these financial statements.

6

 GIN & LUCK, INC. AND SUBSIDIARIES

 CONSOLIDATED STATEMENTS OF OPERATIONS

 JUNE 30, 2022 (UNAUDITED) AND JUNE 30, 2021 (UNAUDITED)

	2022		2021

Revenues
Bar and restaurant sales	$4,586,754	90.1%	$2,058,915	84.6%
Consulting and management fees	132,011	2.6	139,600	5.7
Merchandise sales	225,191	4.4	149,817	6.1
Other revenue	150,358	3.0	87,974	3.6

Total Revenues	5,094,314	100.1	2,436,305	100.0

Cost of Goods Sold	1,223,657	24.0	569,289	23.4

Gross Profit	3,870,657	76.0	1,867,016	76.6

Operating Expenses
Salaries, wages and benefits	2,715,286	53.3	1,457,738	59.8
Occupancy expenses	486,345	9.5	242,630	10.0
Operating expenses	1,173,631	23.0	740,561	30.4
Expense reimbursements		–	(62,772)	(2.6)

Total Operating Expenses	4,375,262	85.9	2,378,157	97.6

Loss from Operations	(504,605)	(9.9)	(511,141)	(21.0)

Other Income (Expenses)
Loan forgiveness income	1,243,982	24.4	–	–
Interest expense		–	–	–
Loss from investments in joint ventures	(23,611)	(0.5)	–	–
Other income (expense)	(9,615)	(0.2)	–	–

Total Other Income (Expenses)	1,210,756	23.7	–	(0.1)

Net Income (Loss) Before Income Taxes	706,151	13.9	(511,141)	(21.0)

Income Taxes		–	–	–

Net Income (Loss)	$706,151	13.9%	$(511,141)	(21.0)%

Basic and Diluted Net Loss per Share	$0.030		$(0.026)

In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

The accompanying notes are an integral part of these financial statements.

7

 GIN & LUCK, INC. AND SUBSIDIARIES

 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

 JUNE 30, 2022 (UNAUDITED) AND JUNE 30, 2021 (UNAUDITED)

			Par Value
						Preferred	Preferred	Additional
	Number of		Common Stock			Stock	Stock	Paid in		Accumulated
	Shares		Class A	Class B	Class C	Series A	Series B	Capital		Deficit	Total

Balance December 31, 2020	17,154,872		$1,000	$303	$107	$306	$–	$3,829,286		$(3,773,811)	$57,191

Issued for cash, net of offering costs	2,752,789		–	–	–	–	$275	1,850,310		–	1,850,585
Issued for services rendered	–		–	–	–	–	–	455,600		–	455,600

Total Stock Issued	2,752,789		–	–	–	–	275	2,305,910		–	2,306,185

Net Loss	–		–	–	–	–	–	–		(511,141)	(511,141)

Balance December 31, 2021	19,907,661		1,000	303	107	306	275	6,135,196		(4,284,952)	1,852,235

Stock Issued
Issued for cash, net of offering costs	–	*	–	–	–	–	–	–	*	–	–
Issued for services rendered	–		–	–	–	–	–			–	–

Total Stock Issued	–		–	–	–	–	–	–		–	–

Net Income	–		–	–	–	–	–	–		(511,141)	(511,141)

Balance June 30, 2021	17,154,872		$1,000	$303	$107	$306	$–	$3,829,286		$(4,284,952)	$(453,950)

Stock Issued
Issued for cash, net of offering costs	3,954,876	*	–	–	–	–	395	3,276,104	*	–	3,276,499
Issued for services rendered	–		–	–	–	–	–	157,500		–	157,500

Total Stock Issued	3,954,876		–	–	–	–	395	3,433,604		–	3,433,999

Net Income	–		–	–	–	–	–	–		706,151	706,151

Balance June 30, 2022	23,862,537		$1,000	$303	$107	$306	$670	$9,568,800		$(3,578,801)	$5,992,385

The accompanying notes are an integral part of these financial statements.

8

 GIN & LUCK, INC. AND SUBSIDIARIES

 CONSOLIDATED STATEMENTS OF CASH FLOWS

 JUNE 30, 2022 (UNAUDITED) AND JUNE 30, 2021 (UNAUDITED)

	2022	2021

Cash Flows from Operating Activities:
Net loss	$706,151	$(511,141)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock compensation	3,276,499	–
Bad debt expense	6,180	–
Depreciation and amortization	89,081	–
Loan forgiveness income		–
Loss from investments in limited liability companies	23,611	–
Change in:
Accounts receivable	(26,270)	(5,049)
Inventories	(112,676)	(37,439)
Prepaid expenses	171,127	–
Deposits	164,299	–
Accounts payable	(155,760)	12,689
Accrued expenses	(16,949)	51,255
Sales taxes payable	27,101	(6,808)
Gift certificate and customer deposit liabilities		(7,018)
Deferred revenue	22,948
Deferred rent	–	(10,429)

Net Cash Used in Operating Activities	4,175,342	(513,940)

Cash Flows from Investing Activities:
Purchases of property and equipment		–
Investments in limited liability companies		–

Net Cash Used in Investing Activities	–	–

Cash Flows from Financing Activities:
Proceeds from long-term debt		395,646
Principal payments on long-term debt	(127,820)	–
Proceeds from loan payable, stockholder		–
Proceeds from sale of common stock		–

Net Cash Provided by Financing Activities	(127,820)	395,646

Net Decrease in Cash and Restricted Cash	4,047,522	(118,294)

Cash and Restricted Cash - Beginning		1,340,392

Cash and Restricted Cash - Ending	$4,047,522	$1,222,098

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:

Interest	$369	$–

Income taxes	$–	$–

Non-cash investing and financing activity:

Purchases of equipment financed by a note payble	$–	$–

The accompanying notes are an integral part of these financial statements.

9

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED) AND JUNE 30, 2021 (UNAUDITED)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Gin & Luck, Inc. and Subsidiaries (the Company) is presented to assist in understanding the Company’s consolidated financial statements. The consolidated financial statements and notes are representations of the Company’s management, who is responsible for their integrity and objectivity.

Nature of Business

Gin & Luck, LLC was formed as a Delaware Limited Liability Company (LLC) on June 9, 2017. It is headquartered in Los Angeles, California, and as of December 31, 2021, operates four bar and restaurant locations through its wholly-owned subsidiaries:  Death & Co. Denver, LLC, Death & Co. East Village, LLC, Death & Co. Los Angeles, LLC, and Gin & Luck Maine LLC.   Its additional wholly-owned subsidiaries include Death & Co. Proprietors, LLC, which licenses “Death & Co.” branding and intellectual property, and Proprietors, LLC, which provides consulting, marketing and management services to its affiliates as well as to bars, restaurants and hotels worldwide; and G&L Hotel Holdings, LLC, which was formed to make investments in hotel properties.

Basis of Presentation

The accompanying consolidated financial statements are presented on an accrual basis in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). All significant intercompany transactions and balances have been eliminated in consolidation.

Conversion to Corporation

On October 8, 2020 Gin & Luck LLC converted to a corporation and exchanged its members equity units to shares of stock in the corporation (Note 5).  The financial statements are presented on a retroactive basis as if the conversion had occurred as of the beginning of the period presented.

Cash

Cash consists of amounts on deposit at financial institutions with a maturity date of less than three months. At times, balances held by the financial institutions may exceed the Federal Deposit Insurance Corporation limit of $250,000. The Company has not experienced any losses related to cash balances, and does not believe significant credit risk exists with respect to cash at June 30, 2022 or 2021.

Restricted cash consists of funds raised on behalf of employees to assist with the effects of the COVID-19 pandemic (Note 10).

Accounts Receivable

Receivables, net of the allowance for doubtful accounts, represent their estimated net realizable value. Provisions for doubtful accounts are recorded based on historical collection experience and the age of the receivables. Receivables are written off when they are deemed uncollectible. Based on management’s evaluation of accounts receivable, no allowance for doubtful accounts has been recorded at June 30, 2022 and 2021.

Inventories

Inventories, consisting predominantly of food, liquor, and other beverages, are stated at the lower of cost (measured on the first-in, first-out basis) or net realizable value. The Company regularly evaluates its inventory and reserves for obsolete or slow-moving items. Based on management’s evaluation of inventory, no allowance for obsolete inventory has been recorded June 30, 2022 or 2021.

10

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED) AND JUNE 30, 2021 (UNAUDITED)

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation. Major improvements are capitalized while expenditures for maintenance, repairs and minor improvements are charged to expense. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in operations. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the related assets, ranging from five to fifteen years.

Liquor Licenses

The costs of obtaining non-transferable liquor licenses that are directly issued by local government agencies for nominal fees are expensed as incurred. Annual liquor license renewal fees are expensed over the renewal term. The costs of purchasing transferable liquor licenses are capitalized as intangible assets and amortized over a period of fifteen years. Liquor licenses are reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of the long-lived assets is measured by a comparison of the carrying amount of the asset group to future undiscounted net cash flows expected to be generated by the asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Management determined there was no occurrence of an event or circumstance that could trigger impairment for the years ended June 30, 2022 or 2021.

Investments in Joint Ventures

The Company uses the equity method of accounting for its investments in joint ventures. Under the equity method, investments are carried at cost and increased or decreased by the Company’s pro-rata share of earnings or losses. The carrying cost of the investments is also increased or decreased to reflect additional contributions or distributions of capital. Any difference in the book equity and the Company’s pro-rata share of the net assets of the investment will be reported as gain or loss at the time of the liquidation of the investment. It is the Company’s policy to record losses in excess of the investment if the Company is committed to provide financial support to the investee.

Revenue Recognition

In May 2014, FASB issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606). The amount of revenue to be recognized reflects the consideration to which the Company is entitled to receive in exchange for the goods or services delivered. To achieve this core principle, the Company applies the following five steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the contract; and (5) recognize revenue when or as the Company satisfies a performance obligation. The Company adopted the guidance in ASU 2014-09 retrospectively beginning with the year ended December 31, 2019.

The Company’s revenues consist of sales at its bars, consulting and management fees, and merchandise sales. Revenues from bar and merchandise sales are recognized when payment is tendered at the point of sale and are presented net of complimentary discounts and sales taxes. Sales tax collected is included in other accrued expenses until the taxes are remitted to the appropriate taxing authorities.

11

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED) AND JUNE 30, 2021 (UNAUDITED)

Based on the guidance in ASU 2014-09, the Company has identified a single performance obligation in its consulting and management fee contracts and recognizes revenue from these contracts as the performance obligation is settled over time.

The Company recognizes a liability upon the sale of gift cards and recognizes revenue when these gift cards are redeemed. Based on historical redemption patterns, management can reasonably estimate the amount of gift cards for which redemption is remote, which is referred to as “breakage.” Breakage is recognized over a three-year period in proportion to historical redemption trends and is classified as revenues in the consolidated statements of operations. Breakage was considered to be immaterial for the years ended June 30, 2022 and 2021. Incremental direct costs related to gift card sales, including commissions and credit card fees, are deferred and recognized in earnings in the same pattern as the related gift card revenue. There were no changes to our accounting for gift card revenue and related costs upon adoption of the new revenue recognition standard.

Pre-Opening Costs

The Company’s pre-opening costs are generally incurred beginning four to six months prior to a location opening and typically include restaurant employee wages and related expenses, general and administrative expenses, promotional costs associated with the location opening and rent, including any non-cash rent expense recognized during the construction period. Pre-opening costs are expensed as incurred.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

•	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

•	Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

•	Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

Income Taxes

As of December 31, 2019, the Company was an LLC which was treated as a partnership for federal and state income tax purposes, and therefore, the Company did not incur federal income taxes at a company level. Instead, its earnings and losses were passed through to the members and included in the calculation of the members’ tax liability. However, the Company was subject to certain state income taxes and fees imposed by the states in which the Company conducts business. In addition, the Company was subject to a California fee based on its annual gross revenue.

On October 8, 2020, the Company converted from an LLC to a corporation (Note 5) and pays income taxes at the corporate level beginning with the year ending December 31, 2020.

12

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED) AND JUNE 30, 2021 (UNAUDITED)

The Company applies the provisions of FASB ASC 740, Income Taxes. FASB ASC 740 prescribes a threshold for financial recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters, such as de-recognition, interest and penalties, and disclosure. The Company evaluates uncertain tax positions by considering the tax years subject to potential audit under state and federal income tax law and identifying favorable tax positions that do not meet the threshold of more likely than not to prevail if challenged by tax authorities that would have a direct impact on the Company as opposed to an impact to the owners. The Company has determined that there are no uncertain tax positions that would have a material effect on the consolidated financial statements as of June 30, 2021 or 2022. No income tax examinations are currently pending.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The new standard establishes a right-of-use (ROU) model that requires a lessee to record an ROU asset and a lease liability, measured on a discounted basis, on the balance sheet for all leases with terms greater than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of operations. A modified retrospective transition approach is required for capital and operating leases existing at the date of adoption, with certain practical expedients available. In April 2020, FASB delayed implementation of ASU 2014-09 until years beginning after December 15, 2021. The Company is currently in the process of evaluating the potential impact of this new guidance.

Reclassifications

Certain prior year balances have been reclassified to conform to the current year presentation.

2.	PROPERTY AND EQUIPMENT

Property and equipment at June 30, 2022 and June 30, 2021 consists of the following:

	2022	2021

Leasehold improvements	$1,236,249	$1,176,958
Machinery and equipment	461,376	241,777
Furniture and fixtures	355,728	228,331

	2,053,353	1,647,066
Less accumulated depreciation	(344,649)	(177,354)

	$1,708,704	$1,469,712

Depreciation expense totaled $167,295 and $155,545 for the years ended June 30, 2022 and 2021, respectively.

In December 2021, the Company purchased substantially all of the operating assets of another hospitality business in Portland, Maine, consisting primarily of machinery, equipment, furniture and fixtures. The purchase price was $300,000, of which $250,000 was paid upon execution of the purchase agreement. The remaining $50,000 was paid by delivery of a promissory note (Note 4). The purchase price was allocated as follows:

Machinery and equipment	$199,794
Furniture and fixtures	100,206

$300,000

13

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED) AND JUNE 30, 2021 (UNAUDITED)

3.	INVESTMENTS IN JOINT VENTURES

During 2021, the Company, through its subsidiary G&L Hotel Holdings, LLC, acquired a 50% interest in two joint ventures formed as limited liability companies to operate hospitality businesses. The other 50% interest in each limited liability company is held by the owner of a hotel in which the Company operates. The Company invested $125,000 in M/A Capital Ventures, LLC and $15,915 in Midnight Auteur, LLC.

Condensed financial information for the joint ventures as of and for the period ended June 30, 2022 is presented below:

	M/A Capital	Midnight
	Ventures	Auteur

Summary balance sheets:
Cash	$–	$6,049
Deposits and prepayments	250,000	1,053

Total assets	$250,000	$7,102

Members' equity	$250,000	$7,102

Summary statements of operations:
Revenue	$–	$–
Operating expenses	–	39,728

Net loss	$–	$(39,728)

G&L Hotel Holdings 50% share	$–	$(19,864)

4.	LOANS PAYABLE

Note Payable

In December 2021, the Company’s subsidiary, G&L Maine, LLC, received a loan in the amount of $50,000 related to a purchase of operating assets (Note 2). The note matures in December 2026 and bears interest at a rate of 4.5% per annum. The note is payable in monthly installments of $934 commencing on January 3, 2022. The note is guaranteed by Gin & Luck, Inc.

Paycheck Protection Program Loans

In March and May 2021, the Company was granted Paycheck Protection Program (PPP) loans from J.P. Morgan Chase in the aggregate amount of $1,378,433, pursuant to the Consolidated Appropriations Act of 2021, which was enacted on December 27, 2020. The loans bear interest at a rate of 0.98% per annum, payable monthly commencing on April 1, 2022. The loans may be repaid at any time prior to maturity with no prepayment penalties. Under the terms of the PPP, part or all of the loans may be forgiven if the proceeds were used for qualifying expenses as described in the CARES Act, which include payroll costs, costs to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. Qualifying expenses paid with loan proceeds as of December 31, 2021 totaled $1,290,019. Loan proceeds not used for qualified expenses totaled $88,414.

14

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED) AND JUNE 30, 2021 (UNAUDITED)

In May 2020, the Company was granted PPP loans from J.P. Morgan Chase in the aggregate amount of $1,289,370, pursuant to the Paycheck Protection Program of the Coronavirus Aid, Relief, and Economic Security (CARES) Act, which was enacted on March 27, 2020. The loans bear interest at a rate of 0.98% per annum, payable monthly commencing on August 1, 2021. The loans may be repaid at any time prior to maturity with no prepayment penalties. Under the terms of the PPP, part or all of the loans may be forgiven if the proceeds were used for qualifying expenses as described in the CARES Act, which include payroll costs, costs to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. Qualifying expenses paid with loan proceeds as of December 31, 2021 and 2020 totaled $1,047,435 and $354,708, respectively. Loan proceeds not used for qualified expenses totaled $241,935.

Economic Injury Disaster Loans

During August and September 2020, the Company was granted loans from the U.S. Small Business Administration (SBA) in the aggregate amount of $317,300 pursuant to the Economic Injury Disaster Loans (EIDL) Program of the CARES Act. The loans mature 30 years after inception and bear interest at a rate of 3.75% per annum, payable monthly commencing twelve months after inception. During 2021, the SBA deferred monthly repayments until 30 months from the loan’s inception. Interest will continue to accrue during the deferment. The loans may be repaid at any time prior to maturity with no prepayment penalties.

Following is a schedule of future principal payments due on the Company’s long-term debt, excluding the portion of the Company’s PPP loans for which it expects to receive forgiveness.

Year ending December 31,
2022	$57,877
2023	69,426
2024	71,580
2025	51,230
2026	17,224
Thereafter	301,806

$569,143

5.	STOCKHOLDERS’ EQUITY

Authorized and outstanding stock at June 30, 2022 consist of the following:

	Authorized	Outstanding

Series A Preferred	3,061,653	3,061,653
Series B Preferred	6,598,484	2,752,789

Common Class A	9,999,999	9,999,999
Common Class B	3,025,000	3,025,000
Common Class C	1,068,220	1,068,220

	23,753,356	19,907,661

15

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED) AND JUNE 30, 2021 (UNAUDITED)

Conversion to Corporation

On October 8, 2020, the Company converted from a Limited Liability Company (LLC) to a Delaware corporation. Each common unit was converted to one share of Class A common stock. Each profits interest unit was converted to one share of Class B or Class C common stock, depending on the profits hurdle amount in the profits interest unit grant agreement. Each Series A Preferred Unit was converted to one share of Series A preferred stock. The common stock and preferred stock issued in connection with the conversion from the LLC to corporation carry rights and privileges as provided to such class of equity in the LLC agreement.

LLC ownership units outstanding on October 8, 2020 were converted to shares of corporate stock as follows:

	LLC	Corporation

Series A Preferred	3,061,653	3,061,653

Common	9,999,999
Common Class A		9,999,999

Profits interest	4,093,220
Common Class B		3,025,000
Common Class C		1,068,220

	17,154,872	17,154,872

The Company’s previous limited liability company agreement (the LLC agreement) provided for three classes of membership units: common units, Series A preferred units, and profits interest units. Authorized and outstanding ownership units at December 31, 2020 consisted of the following:

	LLC		Corporation
	Authorized	Outstanding	Authorized	Outstanding

Series A Preferred	3,583,287	3,061,653	3,061,653	3,061,653

Common	9,999,999	9,999,999
Common Class A			9,999,999	9,999,999

Profits interest	4,788,202	3,025,000
Common Class B			3,025,000	3,025,000
Common Class C			1,068,220	1,068,220

	18,371,488	16,086,652	17,154,872	17,154,872

Voting Agreement and Investors’ Rights Agreement

As of June 30, 2022 and December 31, 2021 anthe Company’s stockholders are governed by a Voting Agreement and an Investors’ Rights Agreement. Prior to conversion to a corporation, the LLC’s unit holders were governed by the LLC agreement which contained provisions similar to the current agreements. Key provisions of the Voting Agreement and Investors’ Rights Agreement are as follows:

Board of Directors

The Company is managed by a Board of Directors (the Board) consisting of six individuals. The Company’s Chief Executive Officer is designated as a board member. Three and two board members are elected by the holders of the Company’s common and preferred stock, respectively.

16

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED) AND JUNE 30, 2021 (UNAUDITED)

Conversion Rights

Preferred shares are convertible into common shares at the option of the stockholder at any time prior to the closing of a liquidation event. As of December 31, 2021, each share of preferred stock is convertible into one share of common stock. The conversion rate is subject to adjustment for stock splits, stock dividends, or other events.

In addition, each share of preferred stock will automatically convert into common stock immediately prior to the closing of a firm commitment underwritten public offering, or at the election of the majority of holders of the preferred shares voting as a single class on an as-converted basis. Preferred shares convert into the same number of shares of common stock regardless of whether converted voluntarily or automatically.

Liquidation rights

In the event of a liquidation, deemed liquidation or dissolution of the Company, all holders of preferred shares will be entitled to a liquidation preference that is senior to holders of the common shares, and which will be calculated as the greater of the original price paid plus any declared but unpaid dividends, or the amount payable had all preferred shares been converted to common shares. Holders of common shares will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of any liquidation preference granted to the holders of preferred shares.

Approved sale

In the event of an offer from a third party to purchase not less than 50% of the outstanding voting power of the Company, such an offer would have to be approved by the Board and a majority interest of the common and preferred stockholders, each voting as separate classes.

“Drag-along” rights

In the event of an approved sale or a deemed liquidation event, all stockholders would be required to sell a proportionate number of their shares on the same terms and conditions applicable to all other units subject to purchase.

Right of First Offer

If the Company proposes to offer or sell any new securities, the company must first offer such new securities to certain stockholders designated as major investors.

Rights of First Refusal

The Company has the right of first refusal to buy any shares offered by certain stockholders designated as key stockholders. For any portion not purchased by the Company, the stockholders designated as major investors shall have a right a first refusal to purchase those shares.

Stock-based compensation

The Board is authorized to grant profits interest shares to individuals in exchange for services performed or to be performed for the Company. The total number of shares available for issuance under the plan is 4,788,202. Such shares are intended to be profits interests, as defined by the Internal Revenue Code, and are subject to terms and conditions set forth in each share grant agreement. The grants are subject to a vesting schedule as specified in each grant agreement.

17

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED) AND JUNE 30, 2021 (UNAUDITED)

The fair value of each grant is estimated by the Company based on the price of LLC membership units purchased for cash in 2018, discounted by 50% to address illiquidity and a significant profit hurdle. Stock-based compensation expense included in salaries, wages and benefits was $455,600 and $668,490 for the years ended December 31, 2021 and 2020, respectively.

Unrecognized compensation related to unvested stock awards as of June 30, 2022 and December 31, 2021 is approximately $315,000 and $770,575, respectively. Unrecognized stock-based compensation as of December 31, 2021 is expected to be recognized within one year.

Each profits interest grant includes a profits interest hurdle for such shares on the basis of the liquidation value of the profits interest shares immediately prior to the issuance of such profits interest shares.

6.	RELATED PARTY TRANSACTIONS

As of June 30, 2022 and December 31, 2021, accounts payable includes $137,530 and $91,012, respectively, for shared labor and event fees due to a hotel in which the Company operates (Note 9).

On February 28, 2020, the Company was granted a loan from a stockholder in the amount of $100,000 at an interest rate of 4% per annum, payable in full on May 31, 2020. Due to the COVID-19 pandemic, the loan was amended on July 23, 2020 to mature on May 31, 2021 with an option for an additional extension to mature on May 31, 2022. The first extension carries an interest rate of 4% per annum for the period between February 28, 2020 to May 31, 2020 and 6% per annum for the period from June 1, 2020 to May 31, 2021. The optional extension carries an interest rate of 11% per annum for the period from June 1, 2021 to May 31, 2022, of which payments are currently being executed The optional extension was exercised in June 2021.

The Company, through its subsidiary Proprietors, LLC, provides consulting, marketing and management services to entities that are related to the Company’s management through common ownership. Revenue received from related parties totaled $0 and $15,238 for the years ended December 31, 2021 and 2020, respectively.

7.	SEGMENT INFORMATION

The Company’s operating segments consist of its bar and restaurant operations (Death & Co. Denver, LLC, Death & Co. East Village, LLC, and Death & Co. LA, LLC), consulting and management services (Proprietors, LLC), and merchandise sales. The operations of Gin & Luck Hotel Holdings have consisted of investments in joint ventures. Death & Co. Proprietors, LLC has no revenue, expenses, assets or liabilities as of June 30, 2022 or December 31, 2021.

Segment information is presented below:

	2021	2020

Revenues:
Bar and restaurant operations	$6,723,916	$2,834,025
Merchandise sales	437,757	361,612
Consulting and management services	208,269	507,135

	$7,369,942	$3,702,772

Income (loss) from operations:
Bar and restaurant operations	$(2,429,857)	$(1,033,966)
Merchandise sales	196,925	63,388
Consulting and management services	(120,308)	(1,402,740)

	$(2,353,240)	$(2,373,318)

Total assets:
Bar and restaurant operations	$4,406,680	$2,436,263
Investments	121,051	–
Consulting and management services	35,518	316,559
Merchandise sales	6,986	56,540

	$4,570,235	$2,809,362

18

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED) AND JUNE 30, 2021 (UNAUDITED)

8.	EARNINGS PER SHARE

Earnings per share is computed by dividing net income (loss) available to common shareholders by the number of shares of common stock outstanding as of the end of the reporting period. As of June 30, 2022 and December 31, 2021, there are no differences between basic and diluted earnings per share.

The following table sets forth the calculation of basic and diluted earnings per share as of June 30, 2022 and December 31, 2021:

	2021	2020

Net loss	$(1,575,862)	$(2,412,300)

Common shares outstanding	19,907,661	17,154,872

Basic and diluted net loss per share	$(0.079)	$(0.141)

9.	COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company is obligated under non-cancelable operating lease agreements for bar locations. Total rent expense for the years ending December 31, 2021 and 2020 was $489,606 and $425,839, respectively, and is included in occupancy expenses in the accompanying consolidated financial statements.

The Company is also obligated under a number of non-cancelable operating lease agreements for equipment, which are not significant to the financial statements taken as a whole.

Gin & Luck, Inc.

The Company was obligated under a non-cancelable lease agreement for office space in Los Angeles, California. The lease required minimum monthly payments of $3,928. The lease expired in September 2020 and was not renewed.

Death & Co. Denver, LLC

The Company is obligated under a non-cancelable lease agreement for commercial space in Denver, Colorado. The lease requires minimum monthly payments of $10,036 plus 5% of monthly sales exclusive of special event sales. The minimum monthly rent increases annually up to $12,715 as of May 1, 2027. The lease expires in April 2028 and includes two options to renew for terms of five years each.

The Company has an agreement with the hotel in which it operates, under which the hotel subsidizes certain labor expenses related to morning kitchen service staff. The hotel also oversees event scheduling for which the company provides food, beverages and labor.

As a result of the COVID-19 pandemic, all monthly rentals were waived from December 2020 to February 2021. The minimum monthly rental was deferred from March 2021 to June 2021, and 50% of the minimum base monthly rental was deferred from July 2021 to December 2021. Rental payments equal to 5% of sales, exclusive of special event sales, remain due from March 2021 through December 2021. Total deferred rent of $135,189 will be paid over the final 60 months of the lease term, commencing in May 2023.

Death & Co. East Village, LLC

The Company is obligated under a non-cancelable lease agreement for commercial space in New York, New York. The lease requires minimum monthly payments of $6,250. The minimum monthly rent increases annually up to $7,000 as of October 1, 2021. The lease expires in September 2022. This lease was renewed in August 2022 (Note 11).

19

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED) AND JUNE 30, 2021 (UNAUDITED)

As a result of the COVID-19 pandemic, monthly rentals have been reduced based on operating capacity as permitted by local health authorities. Starting in November 2020, this location was permitted to operate at 25% capacity and paid 25% of its monthly rental. By July 2021, the location was operating at 100% capacity and paid 100% of its monthly rental.

Death & Co. LA, LLC

The Company is obligated under a non-cancelable lease agreement for commercial space in Los Angeles, California. The lease requires minimum monthly payments of $10,521. The minimum monthly rent increases annually up to $13,728 as of October 1, 2028. The lease expires in September 2029 and includes two options to renew for terms of five years each.

As a result of the COVID-19 pandemic, 50% of the minimum monthly rental was deferred starting from September 2020 through August 2021. Total deferred rent of $136,720 will be paid over a twelve month period at a time that is yet to be determined.

Gin & Luck Maine, LLC

The Company is obligated under a non-cancelable lease agreement for commercial space in Portland, Maine. The lease requires minimum monthly payments of $3,800. The minimum monthly rent increases annually up to $4,156 as of December 3, 2030. The lease expires in December 2031 and includes two options to renew for terms of five years each.

As of December 31, 2021, after lease modifications due to the COVID-19 pandemic, future minimum lease payments under the Company’s non-cancelable operating leases are estimated to be as follows:

Years ending December 31,
2022	$405,568
2023	329,155
2024	342,752
2025	351,675
2026	360,839
Thereafter	989,809

$2,779,798

Legal Matters

The Company is a party to various claims, complaints, and other legal actions that have arisen from time to time in the ordinary course of business. The Company believes that the outcome of such pending legal proceedings will not have a material adverse effect on the Company’s consolidated financial condition, results of operations, or cash flows.

Death & Co. Chicago, LLC, a limited liability company, was organized on December 13, 2019 under the laws of Illinois to operate a bar in Chicago. The Company had agreed to guarantee the first three years of a lease for this location. Because of the COVID-19 pandemic, management decided not to proceed with the Chicago location for the time being. During 2021, an agreement was reached releasing the Company from the lease obligation in exchange for a settlement of $79,000 and the forfeit of its security deposit of $16,000. The settlement is payable in installments. As of December 31, 2021, $54,000 has been paid; one payment of $25,000 is due in July 2022 is included in accrued expenses on the balance sheet.

20

GIN & LUCK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED) AND JUNE 30, 2021 (UNAUDITED)

10.	COVID-19 PANDEMIC

On January 30, 2020, the World Health Organization declared an international public health emergency over the spread of the COVID-19 coronavirus.

The outbreak and responses to the virus have significantly disrupted and will continue to disrupt the Company’s business. In the United States and other regions, social distancing restrictions have been enacted. In response to the COVID-19 pandemic, the Company temporarily closed all three of its locations and shifted to an off-premise only operating model. As of June 2021, all of the Company’s locations are open for indoor and outdoor service at 100% capacity.

The COVID-19 outbreak continues to disrupt supply chains, affecting production and sales across a range of industries. The extent of the impact of COVID-19 on the operational and financial performance of the Company will depend on future developments, including the duration and spread of the outbreak, and the impact on customers, employees and vendors, all of which are uncertain and cannot be predicted.

11.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events that have occurred through February ___, 2023, the date on which the consolidated financial statements were available to be issued.

Gin & Luck Maine, LLC

The Portland, Maine location opened for business in July 2022.

Capital Raise

During 2022, the Company issued 3,954,876 shares of Series C preferred stock for a total of $3,276,104, net of offering costs.

Lease Commitments

The lease for Death & Co. East Village, LLC was renewed in August 2022 for an additional term of five years, terminating in September 2027. The minimum monthly rent for the extension term starts at $7,080 and increases annually up to $8,600 by the final year.

21

ITEM 4.	EXHIBITS

The documents listed in the Exhibit Index of this report are filed herewith or incorporated by reference, as indicated below:

2.1	Amended and Restated Certificate of Incorporation
2.2	Bylaws*
6.1	Amended and Restated Investors Rights Agreement
6.2	Amended and Restated Voting Agreement

* Previously filed

22

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gin & Luck Inc.

By: /s/ David J. Kaplan
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons in the capacities and on the dates indicated.

By: /s/ Wes Hamilton
Wes Hamilton, Chief Financial Officer and Principal Accounting Officer
April 28, 2023
/s/ Alex Day
Alex Day, Director
Date: April 28, 2023

/s/ Devon Tarby

Devon Tarby, Director

Date: April 28, 2023

/s/ Leland O’Connor
Leland O’Connor, Director
Date: April 28, 2023

/s/ William Spurgeon
William Spurgeon, Director
Date: April 28, 2023

23